                     SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington, D.C.   20549



                                 SCHEDULE  13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 10)


                            THE GORMAN-RUPP COMPANY
                            -----------------------
                                (Name of Issuer)


                        COMMON SHARES, WITHOUT PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)


                                  38 3082 10 4
                                 --------------
                                 (CUSIP Number)





Check (X) the following box if a fee is being paid with this statement. ____



                               Page 1 of 4 Pages
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
CUSIP NO.  38 3082 10 4   SCHEDULE 13G

 1) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

                   JAMES C. GORMAN
                   SS#  ###-##-####

 2) Check (X) the Appropriate Box if a Member of a Group               (A)
                                                                               --------
                                                                       (B)         X
                                                                               --------
 3) SEC Use Only

 4) Citizenship or Place or Organization

                   UNITED STATES (State of Ohio)

    Number of Shares           5)   Sole Voting Power
    Beneficially Owned                  459,414
    by Each Reporting
    Person With                6)   Shared Voting Power
                                        247,077

                               7)   Sole Dispositive Power
                                        459,414

                               8)   Shared Dispositive Power
                                        247,077

 9) Aggregate Amount Beneficially Owned by Each Reporting Person
                        706,491

10) Check Box (X) if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                             X
                                                                               --------

11) Percent of Class Represented by Amount in Row 9
                        8.2 %

12) Type of Reporting Person  (See Instructions)
                        IN

                               Page 2 of 4 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549

                                 SCHEDULE  13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

Item 1 (a) Name of Issuer:
             THE GORMAN-RUPP COMPANY

Item 1 (b) Address of Issuer's Principal Executive Office:
             305 BOWMAN STREET, MANSFIELD, OHIO  44903

Item 2 (a) Name of Person Filing:
             JAMES CARVELL GORMAN

Item 2 (b) Address or Principal Business Office or, if none, Residence:
             305 BOWMAN STREET, MANSFIELD, OHIO  44903

Item 2 (c) Citizenship:
             UNITED STATES (State of Ohio)

Item 2 (d) Title of Class of Securities:
             COMMON SHARES, WITHOUT PAR VALUE

Item 2 (e) CUSIP Number:
             38 3082 10 4

Item 3.  Status of Person Filing.
           Not Applicable.

Item 4.  Ownership.
         (a)  Amount Beneficially Owned:             706,491

         (b)  Percent of Class:                      8.2 %

         (c)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote                   459,414
               (ii)  shared power to vote or to direct the vote                 247,077
              (iii)  sole power to dispose or to direct the disposition of      459,414
               (iv)  shared power to dispose or to direct the disposition of    247,077


                               Page 3 of 4 Pages

Item  5. Ownership of Five Percent or Less of a Class.
           Not Applicable.

Item  6. Ownership of More than Five Percent on Behalf of Another Person.
           Not Applicable       X
                              -----
           Response to this Item is contained on the separate sheet(s) attached hereto_______

Item  7. Identification and Classification of the Subsidiary Which Acquired the
           Security Being Reported on By the Parent Holding Company.
           Not Applicable.

Item  8. Identification and Classification of Members of the Group.
           Not Applicable.

Item  9. Notice of Dissolution of Group.
           Not Applicable.

Item 10. Certification.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          February 6, 1996
          ----------------
          Date

          /s/ James C. Gorman
          -------------------
          Signature

          James C. Gorman, Chairman & Chief Executive Officer
          ---------------------------------------------------
          Name/Title


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